Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
SECOND QUARTER AND FIRST HALF 2010 RESULTS

Santiago, Chile, September 7th, 2010 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results, stated under IFRS, for the second quarter and six-month period ended June 30, 2010. US dollar figures (US$), except export figures, are based on the exchange rate effective June 30, 2010 (US$1.00=Ch$547.19).

Highlights 2Q2010 v. 2Q2009

●	Total sales rose by 4.5%.
●	Bottled export sales in Chilean pesos increased 4.7%.
●	Bottled export shipments increased 6.9% to 5,520,500 cases.
●	Bottled domestic sales increased 2.0% by value and decreased 12.9% in volume.
●	Operating income declined by 1.7%, operating margin was 14.0% compared to 14.8% in 2Q09.
●	Net income decreased 17.3% to Ch$12,281 million (US$22.4 million).
●	Ebitda decreased 2.7% to Ch$16,928 million (US$30.9 million). Ebitda margin was 17.1%.
●	Earnings per ADR decreased 9.0% to US$0.60.
Highlights 1H2010 v. 1H2009

●	Total sales rose by 1.9%.
●	Bottled export sales in Chilean pesos decreased 0.4%.
●	Bottled export shipments increased 2.0% to 9,166,200 cases.
●	Bottled domestic sales increased 6.8% by value and decreased 2.2% by volume.
●	Operating income declined 7.4%, operating margin was 12.5% in 1H10 compared to 13.8% in 1H09.
●	Net income decreased 16.0% to Ch$18,807 million (US$34.4 million).
●	Ebitda declined 7.7% to Ch$27,156 million (US$49.6 million). Ebitda margin decreased to 16.3% from 18.0%.
●	Earnings per ADR down by 15.6% to US$0.92.

Comments of the CEO

The Company’s results in this period were satisfactory given the growth in volume in the Export Volumes of bottled wines and the strong performance of the domestic market in terms of value.

Considering all bottled wine sold in the first half of the year, we increased our volumes in 0.7% in respect of the same period last year, with an increase of 2.0% in volumes of bottled wines exported from Chile and Argentina. In regards to the domestic markets (Chile & Argentina), although the volumes decreased by 2.2%, the increase in value reached 6.8%.

Our Commercial subsidiaries (CyT UK, VCT Brazil, CyT Finland, CyT Sweden, CyT Norway) continued to drive the sales growth with increases during the 1st half of this year compared with the same period last year of 6.2% .

In regards to the domestic market of bottled wine in Chile, in the first half, the volume decreased 2.2%, but value increased a strong 8.1%.

Despite the negative effect that the earthquake had in the volumes exported from Chile in the first quarter of the year, due to the stopping of the operations during March 2010 (6.8% decrease in the volumes exported from Chile in the first quarter of 2010 as compared to the same period last year), the second quarter showed a recovery in volumes (4.2% increase YoY), and as a consequence the first half of the year closed with a marginal decrease in volumes exported.

Operating income reached Ch$20,888million in 1H2010, a decrease of 7.4% compared to the same period of the previous year, mainly explained by the appreciation of the Chilean Peso during the period and the increase in operational expenses in our commercial subsidiaries in connection with their increases in sales. The operating margin was 12.5% in the first 6 months of 2010, compared with 13.8% in the same period last year.

For the first half of the year, net income decreased 16.0% to Ch$18.807 million (US$34.4 million).

Second Quarter 2010 Results

Total Revenues

Total revenues increased 4.5% to Ch$98,805 million (US$180.6 million) from Ch$94,525 million (US$172.7 million). For the quarter, growth was driven by larger sales in export markets both from Chile and Argentina and a positive sales contribution from the Chilean domestic market with both larger wine and other product sales.

Table 1 Total Revenues (in Ch$ million)

			Change			Change
	2Q10	2Q09	(%)	1H10	1H09	(%)
Export sales(1)	71,447	68,989	3,6%	118,352	119,437	-0,9%
Domestic sales–wine	13,977	13,328	4,9%	25,433	23,447	8,5%
Domestic sales–other products	5,370	4,398	22,1%	8,486	5,503	54,2%
Argentina exports(2)	4,557	4,011	13,6%	7,816	7,770	0,6%
Argentina domestic	1,862	2,117	-12,0%	3,641	3,691	-1,4%
Other revenues	1,592	1,682	-5,4%	2,851	3,663	-22,2%
TOTAL	98,805	94,525	4,5%	166,579	163,511	1,9%

Table 2 Sales of Bottled Wine (in Ch$ million)

			Change			Change
	2Q10	2Q09	(%)	1H10	1H09	(%)
Sales (in Ch$ million)
Export sales(1)	71,024	68,188	4,2%	117,481	118,008	-0,4%
Domestic sales–wine	13,886	13,328	4,2%	25,342	23,447	8,1%
Argentina exports(2)	4,557	4,011	13,6%	7,816	7,770	0,6%
Argentina domestic	1,862	2,117	-12,0%	3,641	3,691	-1,4%
Total Sales (in Ch$ million)	91,329	87,644	4,20%	154,280	152,916	0,89%

Volume (thousand liters)
Export sales	46,103	43,332	6,4%	76,044	74,859	1,6%
Domestic sales–wine	16,626	18,958	-12,3%	32,356	33,083	-2,2%
Argentina exports	3,582	3,124	14,6%	6,452	5,986	7,8%
Argentina domestic	1,737	2,137	-18,7%	3,492	3,583	-2,5%
Total Volume (thousand liters)	68,048	67,551	0,74%	118,344	117,511	0,71%

(1)	Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics and Brazil).
(2)	This figure excludes shipments to the Company’s distribution subsidiaries.

Export Revenues

Export sales increased 4.7% totaling Ch$75,581 million as compared to Ch$72,199 million for the same quarter last year. This increase was driven by a 6.9% increase in volumes commercialized and higher average prices, partly compensated by the negative impact of the appreciation of the Chilean peso against all major currencies. For the quarter, the Chilean peso appreciated against the US dollar by 6.2%, 12.9% against the Euro and 10.1% to the sterling pound.

● Bottled Wine Sales – Volume:
For the quarter, Company volumes exported increased 6.9% with sales of 5,520,500 cases as compared to 5,161,800 cases in 2Q09.

Sales volume rose in all export areas, except in the UK, were the appreciation of the pound against the Chilean peso has driven the company to reach higher margins, with the consequent drop in volumes sold. In the quarter, volumes exported to Europe increased by 11.4%, the US increased by 15.3%, Asia by 37.4%, South America by 38.3, led by the recovery in the sales to Mexico and the strong sales growth in our Brazilian subsidiary, and the Caribean and Central America, by 30.7%.

Graph 1
Export Volume by Region
2nd Quarter 2010

Chile Domestic Sales-wine

Total domestic wine sales in Chile increased 4.9% to Ch$13,977 million (US$25.5 million) in 2Q10, from Ch$13,328 million (US$24.4 million) in 2Q09. Regarding bottled wine sales, they reached Ch$13,886 million, a 4.2% increase against the same period last year. This increase was explained by a 12.3% decrease in volume, and an increase of 18.8% in the average price per litre. Domestic market bottled wine sales by volume totaled 16.6 million liters in the quarter.

The 12.3% decline in domestic volumes in Chile, reflects a decrease of 12.6% in the Popular volumes following an 18.3% increase in the average price for this category. In the Blend, Varietal and Premium Ranges, the company is showing both increases in volumes and in average prices.

This positive results obtained in this segments follows a consistent strategy and company focus, helped by the strong recognition of the premium wine portfolio.

Company brands continue strengthening in the market. According to AC Nielsen’s figures, for the six-month period ended May 2010, Concha y Toro’s market share by volume rose to 31.1% compared to 30.8% in the same period of 2009.

Chile Domestic Sales-other products

Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$5,370 million (US$9.8 million). The 22.1% increase in this category follows the addition and growth in sales of the Diageo liquor portfolio since May 2009.

Argentine Operations

Total revenues from the Argentine operation increased 4.8% to Ch$6,419 million as a result of a 13.6% increase in exports and a 12.0% decrease in domestic sales, partly driven by the aggressive increase in the average price of the domestic wine portfolio.

For the quarter, total Argentine exports of bottled wine, including shipments to the Company’s distribution subsidiaries abroad, totaled 487.109 cases, an increase of 17% over 2Q09. In US dollar terms, exports increased 22.4% to US$10.35 million, reflecting an increase in average US dollar price of 4.65%.

On the domestic side, sales in Argentina by volume decreased 18.7% to 192.960 cases. Despite this decrease in volumes, Sales Revenues in US dollars decreased 7.5% to US$3.5 million, reflecting an increase in average price in US dollars of 13.8%.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and other products, decreased 5.4% to Ch$1,592 million (US$2.9 million).

Cost of Sales

For the quarter, the total cost of sales rose 6.8% to Ch$62,722 million (US$114.62 million) from Ch$58,722 million (US$107.3 million) in 2Q09. The cost of sales as a percentage of total sales increased to 63.5% from 62.1%, mainly as a result of a higher average direct cost as compared to the same quarter of 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 2.4% to Ch$22,284 million (US$40.7 million). This increase is mainly explained by larger expenses in the foreign distribution subsidiaries. As a percentage of sales, SG&A decreased to 22.6%, from 23.0% in 2Q09.

Operating Income

Operating income decreased 1.7% to Ch$13,798million (US$25.2 million) in 2Q10 compared to Ch$14,030 million (US$25.6 million) in 2Q09. The operating margin decreased to 14.0% from 14.8%, as a result of a higher average direct cost.

Non-Operating Result

The non-operating result showed a gain of Ch$1,563million (US$2.86 million) as compared to a gain of Ch$3,558 million (US$6,5 million) in 2Q09. This is mainly explained by a gain obtained in exchange rate differences of Ch$4,200 million (US$7.68 million) in 2Q09 related to forward positions taken by the Company as part of its exchange-rate hedging and fixing strategy related to its exports. In 2Q10, the gain for this currency forward position was Ch$2,936 million (US$5.37 million).

Interest expenses, declined strongly by 42.7%, totaling Ch$836 million (US$1.5 million) as compared to Ch$1,458 million (US$2.66 million) in the same quarter last year, reflecting the increase in share capital in the 2nd quarter of 2009. As of June 30, 2010 total financial debt was Ch$96,953 million (US$177.2 million) as compared to Ch$104,100 million (US$190.2 million) as of June 30, 2009.

Net Income and Earnings per Share (EPS)

Net income for the period declined 17.3% to Ch$12,281 million (US$22.4 million) from Ch$14,851 million (US$27.1 million). Based on 746.957.121 subscribed and paid-in shares as of June 30, 2010, Concha y Toro’s earnings decreased to Ch$16.44 per share from Ch$20.40 per share in the same quarter last year. Earnings per ADR were Ch$328.8 in 2Q10. In US dollar terms, earnings per ADR decreased 9.0% to US$0.60 in the second quarter of 2010 from US$0.66 for the second quarter of 2009.

First Half 2010 Results

Total Revenues

Total revenues for the first half 2010 increased 1.9% to Ch$166,579 million (US$304.4 million), from Ch$163,511 million (US$298. million) in 1H09. This result reflects a recovery of sales in export markets during the second quarter, although partly compensated by the negative impact of currency movements, in addition to a positive performance of the domestic market.

Export revenues

Export sales decreased 0.9% totaling Ch$126,168 million (Ch$127,207 million in 1H2009). This, as a result of a 2.0% increase in volumes sold offset by the negative impact of the appreciation of the Chilean peso against all major currencies.

As previously mentioned, the Chilean peso appreciated against the US dollar by 9.6%, 11.1% against the Euro and 8.7% to the sterling pound in the first 6 month of the year.

● Bottled Wine Sales – Volume:

For the six-month period, export volumes increased 2.0% with sales of 9,166,200 cases as compared to 8,982,700 cases in 1H09.

In this period we highlight the strong volumes in the Asian market, and a recovery in Latin America. Shipment to Asia increased 35.3%, to Central America/Caribbean 17.5% and South America 40% led by strong sales in Brazil, Uruguay, Peru and Colombia.

Sales volume in Continental Europe increased 10.9%, evidencing a growth in volume sold in the Nordic subsidiaries and the strong sales in Germany, Ireland, the Netherlands and Belgium. In the UK sales volume decreased 22.5%, although by value, sales decreased only 7.24% measured in US$. This is explained by an increase of 13.41% in the average price per case mainly as a result of a change in the mix moving away from the discount segment.

Export Volume by Region:
First Half 2010

Overall, volume growth was driven by sales in the bi-varietal and popular segments, with significant growth in the premium and super premium segments of 6% and 11% respectively.

Domestic Sales, Chile

Bottled domestic wine sales increased 8.1% to Ch$25.342 million (US$46.3 million) in 1H10, from Ch$23,447 million (US$42.8 million) in 1H09, following a 2.2% drop in volume and a 10.5% increase in the average price. The volume of bottled wine sales on the domestic market totaled 32.36 million liters.

Chile Domestic Sales-other products

Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$8,486 million (US$15.5 million). The 54.2% increase in this category follows the addition of the Diageo liquor portfolio since May 2009.

Argentine Operations
Revenues of Ch$11,457 million were achieved by our Argentine businesses following a 0.6% increase in bottled export sales and a decrease of 1.4% in domestic revenues.

For the first half of the year, Trivento’s exports of bottled wine totaled 716.900 cases representing a 7.8% increase. By value, exports totaled USS$17.3 million, increasing 9.3% as compared to the same period of 2009. Growth was led by larger shipments to the US and UK markets.

Domestic market sales volume presented a slight decrease of 2.5%, with a total volume of 388,000 cases. In US dollar value terms, sales increased 7.9% to US$6.9 million.

Other Revenues
Other revenues decreased 22.2% to Ch$2,851 million (US$5.2 million).

Cost of Sales

For the first half of 2010, the total cost of sales rose 3.2% to Ch$105,973 million (US$193.67 million) from Ch$102,670 million (US$187.6 million) in 2009. The cost of sales as a percentage of total sales rose to 63.6% from 62.8% mainly resulting from a higher average direct cost as compared to the same period last year.

The gross margin decreased to 36.4% from 37.2%, mainly reflecting a higher direct cost and also an appreciation of the Chilean peso against all major currencies during the period. This, in part was counterbalanced with an increase in average price.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 3.7% to Ch$39,717 million (US$72.6million) from Ch$38,292 million (US$70 million). As a percentage of revenues, SG&A increased to 23.8% from 23.4% in 1H09.

Operating Income

Operating income decreased 7.4% to Ch$20,888 million (US$38.17 million) compared to Ch$22,549 million (US$41.2 million) in the first half of 2009. The operating margin decreased to 12.5% from 13.8%; this reflects mainly the higher average cost in this period and the appreciation of the exchange rate.

Non-Operating Results

Non-operating result presented a gain of Ch$2,397 million (US$4.38 million) as compared to a gain of Ch$4,485 million (US$8.2 million) in 1H09. This is mainly explained by a gain obtained in exchange rate differences of Ch$6,435 million (US$11.76 million) in 1H09, related to forward positions taken by the company as part of its exchange-rate hedging and fixing strategy related to its exports. In 1H10, the gain related to forward positions was Ch$4,623 million (US$8.45 million)

For the six-month period interest expenses decreased to Ch$1,612 million (US$2.95 million) as compared to Ch$3,237 million (US$5.9 million) in the same period last year, reflecting the reduction in the average interest rate paid by the company in its financial obligations, and the use of a part of the increase in Share Capital to pay the financial debt. As of June 30, 2010 total financial debt was Ch$96,953 million (US$177.2 million) as compared to Ch$104,100 million (US$190.2 million) as of June 30, 2009.

Net Income and Earnings per Share (EPS)

Net income for the period decreased 16% to Ch$18,807 million (US$34.4 million) from Ch$22,381 million (US$40.9 million). Concha y Toro’s EPS decreased to Ch$25.18 per share from Ch$30.02. In US dollar terms, earnings per ADR decreased 15.6% to US$0.92 compared to US$1.09 for the first six-month period of 2009.

Balance Sheet

Assets

As of June 30, 2010, the Company’s consolidated assets totaled Ch$604,400 million (US$1,105 million), and were Ch$33,232 million (US$60.7 million) higher than the figure reported at the end of 2009, mainly due to an increase in current assets, specially the incorporation of the new harvest in the inventories, and an increase in Accounts receivables.

In respect to June 2009, there is an increase in current assets of Ch$33,916 million due mainly to an increase in Accounts receivables.

Liabilities

As of June 30, 2010 net financial debt stood at Ch$96.953 million (US$177.2 million) representing a year-on-year decrease of Ch$7,147 million (US$13 million). This results mainly from a decrease in short-term debt to banks and financial institutions, following a capital increase in the month of May, 2009.

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About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 135 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 8,239 hectares of vineyards in Chile and 1.061 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 2,731 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A. Consolidated Income Statement (In thousands of constant Chilean pesos as of June 30, 2010)

	2Q 2010	2Q 2009	% Change	1H 2010	1H 2009	% Change
Net Sales	98.805.261	94.524.620	4,5%	166.578.671	163.511.220	1,9%
Cost of goods sold	(62.722.798)	(58.722.829)	6,8%	(105.973.275)	(102.670.196)	3,2%
Gross Profit	36.082.464	35.801.791	0,8%	60.605.396	60.841.024	-0,4%
% sales	36,5%	37,9%		36,4%	37,2%

Administrative & distribution expenses	(22.284.136)	(21.771.323)	2,4%	(39.717.145)	(38.292.214)	3,7%
% sales	-22,6%	-23,0%		-23,8%	-23,4%

Operating Result	13.798.328	14.030.468	-1,7%	20.888.251	22.548.810	-7,4%
% sales	14,0%	14,8%		12,5%	13,8%

Other income (expenses), net	(284.241)	(121.223)	134,5%	(410.595)	(224.628)	82,8%
Financial Expenses	(836.030)	(1.458.087)	-42,7%	(1.612.908)	(3.237.209)	-50,2%
Financial Income	88.730	192.783	-54,0%	141.979	427.479	-66,8%
Share of profits of associates	29.360	43.379	-32,3%	125.334	19.937	528,7%
Exchange Rate differences	2.935.849	4.200.475	-30,1%	4.623.056	6.434.752	-28,2%
Results of indexed units	(371.092)	700.304	-153,0%	(469.503)	1.064.757	-144,1%
Income (loss), before taxes	15.360.904	17.588.099	-12,7%	23.285.615	27.033.898	-13,9%
Income tax	(3.080.226)	(2.736.699)	12,6%	(4.478.498)	(4.652.813)	-3,7%
Net profit for the period	12.280.678	14.851.400	-17,3%	18.807.117	22.381.085	-16,0%

Net profit attributable to:
Parent Company Shareholders	12.280.675	14.851.400	-17,3%	18.807.115	22.381.084	-16,0%
Minority Interest	3	0		2	1	100,0%
Earnings per share (Ch$)	16,44	19,92	-17,5%	25,18	30,02	-16,1%
Earnings per ADR (US$)	0,60	0,66	-9,0%	0,92	1,09	-15,6%

Weighted av. number of shares	746.957.121	745.496.144	0,2%	746.957.121	745.496.144	0,2%

Depreciation	2.862.494	3.310.180	-13,5%	5.949.004	6.766.453	-12,1%
Amortization	266.902	57.130	367,2%	319.084	99.345	221,2%

EBITDA	16.927.724	17.397.778	-2,7%	27.156.339	29.414.608	-7,7%
% Sales	17,1%	18,4%		16,3%	18,0%

Exchange rate	US$ 1 = Ch$	547,19

Viña Concha y Toro S.A. Consolidated Balance Sheet (In thousands of constant Chilean pesos as of June 30, 2010)

	As of	As of	As of
	June 30, 2010	June 30, 2009	December 31, 2009
Assets

Cash and cash equivalents	5.683.353	6.081.456	6.992.174
Inventories	141.933.731	147.200.551	127.581.959
Accounts receivable	124.201.557	90.330.425	103.211.513
Other current assets	26.176.160	26.326.438	26.911.514
Total current assets	297.994.801	269.938.870	264.697.160

Property, plant & equipment, net	227.533.019	225.573.534	229.480.632
Biological fixed assets	52.432.394	50.043.171	52.529.942
Other fixed assets	9.820.176	8.174.147	9.246.585
Other assets non current	16.619.815	16.754.637	15.213.847
Total non current assets	306.405.404	300.545.489	306.471.006
Total assets	604.400.205	570.484.359	571.168.166

Liabilities
Loans and other liabilities	49.990.034	52.719.415	35.309.995
Other current liabilities	122.382.191	108.230.040	102.422.614
Total current liabilities	172.372.225	160.949.455	137.732.609

Loans and other liabilities	46.962.916	50.699.880	61.542.524
Other non current liabilities	30.737.480	28.793.478	28.830.839
Total non current liabilities	77.700.396	79.493.358	90.373.363

Total Liabilities	250.072.621	240.442.813	228.105.972

Equity
Paid-in-capital	83.996.152	76.957.897	78.816.525
Retained earnings	261.264.695	230.678.961	253.611.228
Other reserves	9.066.733	22.404.678	10.634.443
Net equity attributable to parent comp. shareholders
Minority Interest	4	10	-2
Total Equity	354.327.584	330.041.546	343.062.194
Total Equity and Liabilities	604.400.205	570.484.359	571.168.166